                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934






(Mark one):

      [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996.) For the fiscal year ended June 30, 2001

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REUQUIRED) For the transition period from______________to_____________. Commission file number___________.



A. Full title of the plan and the address of the plan, if different from that of the issuer named below

         Analysts International Corporation Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                       Analysts International Corporation
                              3601 West 76th Street
                              Minneapolis, MN 55435
                                 (952) 835-5900

                       ANALYSTS INTERNATIONAL CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                     INDEX

                                                                                             PAGE
                                                                                             ----
-------------------------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT                                                                    1

FINANCIAL STATEMENTS - Years ended June 30, 2001 and 2000:

      Statements of net assets available for plan benefits                                      2
      Statements of changes in net assets available for
            plan benefits                                                                       3
      Supplemental information on changes in net assets available for
            plan benefits by type of fund                                                       4
      Notes to financial statements                                                           5-7

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE
      REQUIREMENTS OF FORM 5500:
            I.   Schedule H, PART IV, Line 4i - Schedule of Assets Held
                       for Investment Purposes, as of June 30, 2001                             9
            II.  Schedule H, PART IV, Line 4j - Schedule of Reportable
                       Transactions for the Year Ended June 30, 2001                           10

INDEPENDENT AUDITORS' REPORT


Savings and Investment Plan Committee
Analysts International Corporation
Minneapolis, Minnesota


We have audited the accompanying statements of net assets available for plan benefits of Analysts International Corporation Savings and Investment Plan (the Plan) as of June 30, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of June 30, 2001 and 2000 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund for the years ended June 30, 2001 and 2000, the supplemental schedules of Assets Held for Investment Purposes as of June 30, 2001 and Reportable Transactions for the year ended June 30, 2001 are presented for purposes of additional analysis of the basic financial statements and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. This supplemental information is the responsibility of the Plan's management. The supplemental information and schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche
---------------------

Minneapolis, Minnesota
September 17, 2001

                       ANALYSTS INTERNATIONAL CORPORATION
                           SAVINGS AND INVESTMENT PLAN
                          ----------------------------

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                  June 30
                                                    -----------------------------------
                                                         2001               2000
                                                    ---------------    ---------------
ASSET - Investments, stated at market value            $92,444,089        $115,774,435
                                                    ---------------    ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $92,444,089        $115,774,435
                                                    ===============    ================

                     See notes to financial statements.

                     ANALYSTS INTERNATIONAL CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                       ------------------------------

                     STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS
                       ------------------------------


                                                                      Year Ended June 30
                                                            --------------------------------------
                                                                   2001                 2000
                                                            -----------------    -----------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                            $115,774,435         $105,099,341
ADDITIONS:
  Investment income                                               9,204,203            8,831,721
  Contributions by employer                                       1,134,650            1,388,852
  SequoiaNet.com transfer                                         6,792,415
  Contributions by participants                                  13,608,087           14,846,850
  Net (depreciation) appreciation in market value
    of investments                                              (40,729,785)           1,647,451
                                                            -----------------    -----------------
                                                                 -9,990,430           26,714,874
DEDUCTIONS:
  Distributions to employer                                                              268,052
  Distributions to participants                                  13,338,591           15,771,728
  Loan Fees                                                           1,325
                                                            -----------------    -----------------

NET (DEDUCTIONS) ADDITIONS                                      (23,330,346)          10,675,094
                                                            -----------------    -----------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                   $92,444,089         $115,774,435
                                                            =================    =================


                     See notes to financial statements.

                       ANALYSTS INTERNATIONAL CORPORATION
                          SAVINGS AND INVESTMENT PLAN

              SUPPLEMENTAL INFORMATION ON CHANGES IN NET ASSETS
                 AVAILABLE FOR PLAN BENEFITS BY TYPE OF FUND

                     YEARS ENDED JUNE 30, 2001 AND 2000


                                                    Money             U.S. Govt.           High Yield            Growth &
                                                    MARKET               TRUST               TRUST                INCOME
                                                    ------               -----               -----                ------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 1999                                  $5,163,484          $3,879,759           $4,696,193          $22,795,193

ADDITIONS:
 Investment Income                                        378,091             244,930              454,950            2,026,012
 Contributions by employer
 Contributions by participants                            735,514             433,489              553,419            2,736,563
 Loan payments                                             26,509              28,547               30,445              123,526
 Net (depreciation) appreciation in
   market value of investments                                                (79,866)            (436,387)          (4,533,582)
                                              -----------------------------------------------------------------------------------
                                                        1,140,114             627,100              602,427              352,519

DEDUCTIONS:
 Distributions to employer
 Distributions to participants                          1,357,669             406,848              508,218            3,043,538
 Loan withdrawals                                          62,435              34,106               21,706              162,216
                                              -----------------------------------------------------------------------------------
                                                        1,420,104             440,954              529,924            3,205,754

INTERFUND TRANSFERS                                     1,858,345            (336,771)            (906,005)          (2,980,603)
                                              -----------------------------------------------------------------------------------

NET ADDITIONS (DEDUCTIONS)                              1,578,355            (150,625)            (833,502)          (5,833,838)
                                              -----------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 2000                                  $6,741,839          $3,729,134           $3,862,691          $16,961,355

ADDITIONS:
 Investment Income                                        319,664             252,140              423,137              586,937
 Contributions by employer
 SequioaNet.com transfer                                  276,455             486,139                                 2,010,362
 Contributions by participants                            682,659             441,965              393,563            1,713,940
 Loan payments                                             17,781              18,168               16,155               86,216
 Net (depreciation) appreciation in
   market value of investments                                                 88,181             (645,265)           1,079,099

                                              -----------------------------------------------------------------------------------
                                                        1,296,559           1,286,593              187,590            5,476,554

DEDUCTIONS:
 Distributions to employer
 Distributions to participants                          1,596,177             681,064              432,701            2,246,262
 Loan Fees                                                    112                  90                   94                  295
 Loan withdrawals                                          51,015              38,150               42,550              122,377
                                              -----------------------------------------------------------------------------------
                                                        1,647,304             719,304              475,345            2,368,934

INTERFUND TRANSFERS                                      (983,895)            652,027             (147,487)            (584,008)
                                              -----------------------------------------------------------------------------------

NET ADDITIONS (DEDUCTIONS)                             (1,334,640)          1,219,316             (435,242)           2,523,612
                                              -----------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 2001                                  $5,407,199          $4,948,450           $3,427,449          $19,484,967
                                              ===================================================================================


                                                                                           OTC
                                               Voyager               Global             Emerging          International
                                                 FUND                GROWTH              GROWTH               GROWTH
                                                 ----                ------              ------               ------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 1999                             $30,473,758           $5,708,977          $8,190,881           $1,433,080

ADDITIONS:
 Investment Income                                  3,407,382              759,172             788,062               95,470
 Contributions by employer
 Contributions by participants                      3,776,737            1,441,810           2,289,793              899,963
 Loan payments                                        184,069               58,097              93,791               19,298
 Net (depreciation) appreciation in
   market value of investments                      7,614,849            1,236,214           4,762,527              664,335
                                              ----------------------------------------------------------------------------------
                                                   14,983,037            3,495,293           7,934,173            1,679,066

DEDUCTIONS:
 Distributions to employer
 Distributions to participants                      4,758,299            1,129,114           1,910,058              475,339
 Loan withdrawals                                     169,239               68,039             144,912               17,367
                                              ----------------------------------------------------------------------------------
                                                    4,927,538            1,197,153           2,054,970              492,706

INTERFUND TRANSFERS                                (1,495,288)             355,009           1,752,663              559,629
                                              ----------------------------------------------------------------------------------

NET ADDITIONS (DEDUCTIONS)                          8,560,211            2,653,149           7,631,866            1,745,989
                                              ----------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 2000                             $39,033,969           $8,362,126         $15,822,747           $3,179,069

ADDITIONS:
 Investment Income                                  3,244,863            1,037,532           2,216,060              249,170
 Contributions by employer
 SequoiaNet.com transfer                            2,524,946               55,603             692,155              481,834
 Contributions by participants                      2,694,109            1,132,216           1,845,360              815,297
 Loan payments                                        158,191               54,972             116,634               24,250
 Net (depreciation) appreciation in
   market value of investments                    (14,543,393)          (4,200,290)        (11,996,905)          (1,046,049)

                                              ----------------------------------------------------------------------------------
                                                   (5,921,284)          (1,919,967)         (7,126,696)             524,502

DEDUCTIONS:
 Distributions to employer
 Distributions to participants                      4,002,123              782,757           1,317,560              504,740
 Loan Fees                                                311                   58                 101                   86
 Loan withdrawals                                     239,067               57,243              62,879               28,637
                                              ----------------------------------------------------------------------------------
                                                    4,241,501              840,058           1,380,540              533,463

INTERFUND TRANSFERS                                    74,530             (442,676)           (493,726)             (14,785)
                                              ----------------------------------------------------------------------------------

NET ADDITIONS (DEDUCTIONS)                        (10,088,255)          (3,202,701)         (9,000,962)             (23,746)
                                              ----------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 2001                             $28,945,714           $5,159,425          $6,821,785           $3,155,323
                                              ==================================================================================



                                                Vanguard              Janus                Janus
                                                  500                MERCURY               G & I             PENDING
                                                  ---                -------               -----             -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 1999                                       -                    -                   -                    -

ADDITIONS:
 Investment Income                                        723                                      637
 Contributions by employer
 Contributions by participants                         37,803               97,422              49,174
 Loan payments                                          1,234                2,823               1,668
 Net (depreciation) appreciation in
   market value of investments                         (1,379)             (68,284)            (12,967)
                                              ------------------------------------------------------------------------------
                                                       38,381               31,961              38,512

DEDUCTIONS:
 Distributions to employer
 Distributions to participants                             69               28,771              29,757
 Loan withdrawals
                                              ------------------------------------------------------------------------------
                                                           69               28,771              29,757

INTERFUND TRANSFERS                                   284,008            1,561,206             895,148
                                              ------------------------------------------------------------------------------

NET ADDITIONS (DEDUCTIONS)                            322,320            1,564,396             903,903                    -
                                              ------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 2000                                $322,320           $1,564,396            $903,903                    -

ADDITIONS:
 Investment Income                                      8,646              264,449              68,240
 Contributions by employer
 SequoiaNet.com transfer                                                   111,334              37,699
 Contributions by participants                        866,259            1,296,493             799,076
 Loan payments                                         12,549               33,141              20,375
 Net (depreciation) appreciation in
   market value of investments                       (124,531)          (1,146,377)           (316,901)

                                              ------------------------------------------------------------------------------
                                                      762,923              559,040             608,489                    -

DEDUCTIONS:
 Distributions to employer
 Distributions to participants                        148,846              298,048             138,783
 Loan Fees                                                 46                   44                  32
 Loan withdrawals                                      24,379                9,894               9,484
                                              ------------------------------------------------------------------------------
                                                      173,271              307,986             148,299                    -

INTERFUND TRANSFERS                                   446,675              826,704             619,366                  148
                                              ------------------------------------------------------------------------------

NET ADDITIONS (DEDUCTIONS)                          1,036,327            1,077,758           1,079,556                  148
                                              ------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 2001                              $1,358,647           $2,642,154          $1,983,459                 $148
                                              ==============================================================================



                                                        Loan                 AiC
                                                        FUND                STOCK
                                                        ----                -----
NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 1999                              $1,081,413          $21,676,603

ADDITIONS:
 Investment Income                                     71,468              604,824
 Contributions by employer                                               1,388,852
 Contributions by participants                                           1,795,163
 Loan payments                                       (673,096)             103,089
 Net (depreciation) appreciation in
   market value of investments                                          (7,498,009)
                                              --------------------------------------------
                                                     (601,628)          (3,606,081)

DEDUCTIONS:
 Distributions to employer                                                 268,052
 Distributions to participants                        241,453            1,882,595
 Loan withdrawals                                    (785,850)             105,830
                                              --------------------------------------------
                                                     (544,397)           2,256,477

INTERFUND TRANSFERS                                                     (1,547,341)
                                              --------------------------------------------

NET ADDITIONS (DEDUCTIONS)                            (57,231)          (7,409,899)
                                              --------------------------------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 2000                              $1,024,182          $14,266,704

ADDITIONS:
 Investment Income                                     66,313              467,052
 Contributions by employer                                               1,134,650
 SequoiaNet.com transfer                              115,888
 Contributions by participants                                             927,150
 Loan payments                                       (610,761)              52,329
 Net (depreciation) appreciation in
   market value of investments                                          (7,877,354)

                                              --------------------------------------------
                                                     (428,560)          (5,296,173)

DEDUCTIONS:
 Distributions to employer
 Distributions to participants                        233,293              956,237
 Loan Fees                                                                      56
 Loan withdrawals                                    (721,122)              35,447
                                              --------------------------------------------
                                                     (487,829)             991,740

INTERFUND TRANSFERS                                                         47,127
                                              --------------------------------------------

NET ADDITIONS (DEDUCTIONS)                             59,269           (6,240,786)
                                              --------------------------------------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  as of June 30, 2001                              $1,083,451           $8,025,918
                                              ============================================

                     ANALYSTS INTERNATIONAL CORPORATION
                         SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED JUNE 30, 2001 AND 2000


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------

Investments are stated at market value using quoted market values. Promissory notes from participants are stated at the outstanding principal balance.

The financial statements have been prepared on the accrual basis of accounting. All security transactions are recorded on their trade date.

Participants have control over the allocation of their account balances among each of the eleven non-AIC Common Stock Funds. However, because Analysts International Corporation (AIC) designates the investment option for the employer matching contributions in the AIC Common Stock Fund, participants do not have complete control of their assets invested in this fund.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

B.  THE PLAN:
------------

The Plan was established on January 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants. An employee of AIC becomes eligible to participate in the Plan upon commencement of active service.

The Plan is funded primarily by employee contributions. Eligible employees may contribute up to 15% of their gross annual wages for pre-tax saving contributions. Highly-compensated employee's contributions are limited based on discriminiation testing performed. In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Plan participants may choose to have their share of the Plan funds invested in one or more of eleven investment funds offered by the Putnam, Vanguard and Janus Companies and/or the AiC Common Stock Fund. The eleven funds include the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, the Putnam High Yield Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, the Putnam Global Growth Fund, the Putnam OTC Emerging Growth Fund, the Putnam International Growth Fund, the Vanguard 500 Index Fund, the Janus Mercury Fund and the Janus Growth and Income Fund. A participant's contribution account (consisting of employee contributions and investment income) is fully vested.

Participant loans are made in compliance with federal regulations in effect at the time of the loan. Effective January 1, 2001, the Plan was amended requiring the loan origination fee to be paid directly to the Trustee. This loan origination fee is withdrawn directly from the participant's account at the date of the loan issue. Participant loans outstanding, included in investments, amounted to $1,083,451 at June 30, 2001 and $1,024,182 at June 30, 2000.

The Plan provides for employer matching contributions where the employer matches 18% of the employee's pre-tax saving contributions, provided the employee has been employed by the employer for one year or more and is not a highly compensated employee as defined by federal tax laws. The employer matching contributions are invested in the AIC Common Stock Fund.

Prior to January 1, 2001, a participant's interest in the employer matching contribution vested at the rate of 20% per year after three years of service with 100% vesting after seven years. Effective January 1, 2001 the Plan was amended changing the vesting schedule to a vesting rate of 20% per year after one year of service with 100% vesting after five years. Any nonvested portion of employer matching contributions to the accounts of participants who withdraw from the Plan are forfeited in compliance with federal regulations and used by the employer to reduce future matching contributions.

During March 2001, the participants in the SequoiaNet.com retirement plan were added to the Analysts International Savings and Investment Plan. This addition occurred after the 100% acquisition of SequoiaNet.com by Analysts International in December 2000. The SequoiaNet.com plan transferred $6,792,415 in net assets to the Plan.

Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in the Employee Retirement Income Security Act of 1974. If the Plan is terminated, no further contributions will be made. The trustee will continue to hold the funds and make distributions as if the Plan had not terminated.

C.  TRUSTEE AND ADMINISTRATION OF THE PLAN:
------------------------------------------

Putnam Fiduciary Trust Company has been designated as trustee. Investments of the Plan are held by Putnam Investor Services, Inc. on behalf of the trustee.

The Company has established a Savings and Investment Plan Committee for the general administration of the Plan.

The Company pays the trustee fees on behalf of the Plan.

D.  INTERNAL REVENUE SERVICE STATUS:
-----------------------------------

The IRS has issued determinations that the Plan, as originally adopted January 1, 1985, and as amended through January 17, 1994, is a qualified plan for tax purposes under Sections 401(a) and 401(k) of the Internal Revenue Code, and that the trust established in connection therewith is exempt from income tax under Section 501(a) of the Code. The Company believes the Plan as presently constituted and operated continues to meet the requirements of Sections 401(a) and 401(k) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code.

E.  INVESTMENTS:
---------------

                                                      Year Ended June 30
                                               --------------------------------
Investments at market value:                        2001              2000
                                               --------------    --------------
  Putnam Money Market Fund                         $5,407,199        $6,741,839
  Putnam U.S. Government Income Trust               4,948,450         3,729,134
  Putnam High Yield Trust                           3,427,449         3,862,691
  Putnam Fund for Growth and Income                19,484,967        16,961,355
  Putnam Voyager Fund                              28,945,714        39,033,969
  Putnam Global Growth Fund                         5,159,425         8,362,126
  Putnam OTC Emerging Growth Fund                   6,821,785        15,822,747
  Putnam International Growth Fund                  3,155,323         3,179,069
  Vanguard 500 Index Fund                           1,358,647           322,320
  Janus Mercury Fund                                2,642,154         1,564,396
  Janus Growth & Income Fund                        1,983,459           903,903
  Pending Account                                         148
  AIC Common Stock Fund                             8,025,918        14,266,704
                                               --------------    --------------
                                                   91,360,638       114,750,253
Promissory notes from participants                  1,083,451         1,024,182
                                               --------------    --------------
                                                  $92,444,089      $115,774,435
                                               ==============    ==============

F.  BENEFITS PAYABLE:
--------------------

As of June 30, 2001 and 2000, net assets available for plan benefits included benefits of $1,933,128 and $1,571,569 respectively, due to participants who have withdrawn from participation in the plan. These amounts will be reported on Schedule H, Line 1g, of the plan's annual report on Form 5500 when filed.

                SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO

                        THE REQUIREMENTS OF FORM 5500
                        -----------------------------

                      ANALYSTS INTERNATIONAL CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                         ----------------------------

                                   SCHEDULE H
                                   ----------
                                     PART IV
                                     -------
                                     LINE 4i
                                     -------

       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF JUNE 30, 2001
       -------------------------------------------------------------------

                                               Number of                           Fair
                                                Shares            Cost             Value
                                             -------------   --------------    ------------
MUTUAL FUNDS:
  Putnam Money Market Fund *                     5,407,199       $5,407,199      $5,407,199
  Putnam U.S. Government Income Trust *            388,418        5,223,033       4,948,450
  Putnam High Yield Trust *                        423,142        5,411,869       3,427,449
  Putnam Fund for Growth and Income *            1,017,492       16,170,610      19,484,967
  Putnam Voyager Fund *                          1,440,085       21,170,362      28,945,714
  Putnam Global Growth Fund *                      599,236        6,828,920       5,159,425
  Putnam OTC Emerging Growth Fund *                716,574       11,850,568       6,821,785
  Putnam International Growth Fund  *              148,556        3,320,193       3,155,323
  Vanguard 500 Index Fund  *                        12,021        1,484,557       1,358,647
  Janus Mercury Fund  *                            107,536        3,856,815       2,642,154
  Janus Growth & Income Fund  *                     60,731        2,313,327       1,983,459
  Pending Account                                                       148             148
AIC COMMON STOCK FUND *                          1,799,533       16,838,720       8,025,918

PROMISSORY NOTES FROM PARTICIPANTS                                1,083,451       1,083,451
                                                                  ---------       ---------
  Interest rates ranging from 7.50% to 9.00%
  with maturity dates through February, 2006
                                                               $100,959,772     $92,444,089
                                                               ============     ===========

                       * Known to be a party-in-interest.

                      ANALYSTS INTERNATIONAL CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                       -------------------------------

                                   SCHEDULE H
                                    PART IV
                                    LINE 4j

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED JUNE 30, 2001
                        ---------------------------------

                                                                                          Current Value
Identity of           Description of       Purchase       Selling         Cost of          of Assets on        Net Gain
Party Involved         Transaction          Price          Price           Asset         Transaction Date       (Loss)
--------------         -----------          -----          -----           -----         ----------------       ------
Putnam Fiduciary       Purchases Of       $2,628,308                    $2,628,308          $2,628,308
  Trust Company*         AiC Stock
Putnam Fiduciary       Sales of AiC                       $991,740       1,518,477             991,740        ($526,737)
  Trust Company*         Stock

*Known to be a party-in-interest.

SIGNATURES
----------

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Date:     9/28/01

                                 ANALYSTS INTERNATIONAL CORPORATION
                                 SAVINGS AND INVESTMENT PLAN


                                 By   /s/ Marti Charpentier
                                      ---------------------
                                      Marti Charpentier, member of the Plan
                                      Committee

EXHIBIT INDEX



NO.                        EXHIBIT
-------------------------------------------------------------------------------
24.                        Independent Auditors' Consent